SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 18, 2003

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On April 18, 2003, Irwin Financial Corporation announced its first quarter earnings conference call as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued April 18, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 18, 2003   By: /s/ GREGORY F. EHLINGER
                                  _____

                                  GREGORY F. EHLINGER
                                  Senior Vice President and Chief
                                  Financial Officer

EXHIBIT INDEX

Exhibit No. **Description**

99.1   News Release issued April 18, 2003

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

April 18, 2003   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
FIRST QUARTER EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its First Quarter 2003 operating results on April 22, 2003.

At 1:00 p.m. EDT, 12:00 p.m. CDT, on April 22nd, the Corporation will hold a conference call to review results. The toll-free number to join the call will be (888) 862-6557, please tell the operator you would like to join the Irwin Financial call. A company news release regarding the topic of the call will be available on PRNewswire before the call. Greg Ehlinger, Senior Vice President and CFO, and Will Miller, Chairman and CEO, Irwin Financial Corporation, will be the speakers on the call.

Information provided and statements made during the call that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including, but not limited to, general economic, business and financing conditions, governmental action, competitor activity, expense volatility, changes in applicable accounting policies or principles, and other risks detailed from time to time in IFC Securities and Exchange Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is a bank holding company, with a history tracing to 1871. Irwin®, through its subsidiaries -- Irwin Mortgage Corporation, Irwin Home Equity Corporation, Irwin Union Bank, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.